EXHIBIT 99.2

QR Energy Announces Fourth Quarter 2011 Results and 2012 Outlook

HOUSTON, TX--(Marketwire – March 15, 2012) – QR Energy, LP (“QRE” or “QR Energy”) (NYSE: QRE) announced today its operating and financial results for the three months and year ended December 31, 2011 and guidance for 2012.

Highlights for the Fourth Quarter 2011

●	Closed $579 million acquisition of conventional assets in focus areas from sponsor, Quantum Resources Fund; increased cash distribution by 15% beginning in the fourth quarter 2011

●	Acquisition resulted in meaningful growth, including:

°	Average production of 13,587 Boe per day, a 147% increase from reported average production for the first nine months of the year

°	Estimated proved reserves of 75.2 MMBoe at year end, a 147% increase from previous year end reported reserves

●	Adjusted EBITDA was $48.7 million; Distributable Cash Flow was $26.3 million

●	Distribution Coverage Ratio was 1.5x

●	Realized prices including commodity derivatives were $95.84 per barrel of oil and $5.95 per Mcf of natural gas

●	Net loss of $26.5 million was impacted by $39.8 million of non-cash unrealized derivative loss

●	Commodity derivative additions result in approximately 90% of 2012 oil and natural gas production hedged, assuming midpoint of 2012 production guidance

Note: Financial statements for the twelve months ended December 31, 2011 have been recast as if QR Energy had owned assets acquired from Quantum Resources Fund effective October 1, 2011 since its initial public offering (“IPO”), as the transaction was between entities under common control.  Please see the financial statements and related footnotes in QR Energy’s 10-K, as filed with the Securities and Exchange Commission (“SEC”).

Adjusted EBITDA, Distributable Cash Flow and Distribution Coverage Ratio are non-GAAP measures. Please see the definitions of these measures and the reconciliation to the most comparable measures calculated in accordance with GAAP in the “Non-GAAP Reconciliation” section of this press release.

Chief Executive Officer Alan L. Smith commented, “We had a strong fourth quarter that benefitted from the closing of the drop down from our sponsor, which more than doubled our reserves and daily production. This accretive acquisition allowed us to reward our investors by increasing our quarterly cash distribution by 15%. The acquisition also enhanced our inventory of low-risk development projects, which is reflected in our 2012 capital program. We plan to maintain our production while we evaluate further opportunities for growth, primarily through acquisitions.”

Results for the Fourth Quarter 2011

•	Revenue was $64.4 million; realized sales prices excluding commodity derivatives were $93.12 per Bbl of oil, $4.06 per Mcf of natural gas and $55.75 per Bbl of NGLs

•	Oil and natural gas production was 84% hedged

•	Lease operating expenses were $17.7 million, or $14.15 per Boe

•	Maintenance capital expenditures were $12.5 million; total capital expenditures were $19.2 million

Cash Distribution

On February 10, 2012, QR Energy paid a cash distribution attributable to the fourth quarter of 2011 of $0.475 per unit for all outstanding common and subordinated units. This was a 15% increase from the previous quarter and represents an annualized distribution of $1.90 per common and subordinated unit.

2012 Capital Program

QR Energy expects to spend total capital expenditures of approximately $60 to $70 million on the development of oil and natural gas properties in 2012. $50 million will be considered maintenance capital expenditures. The estimated capital expenditures for 2012 do not include any amounts for acquisitions of oil and natural gas properties.

2012 Guidance

The first quarter and annual 2012 guidance set forth below is subject to all cautionary statements and limitations described below and under the "Forward-Looking Statements" section of this press release. In addition, estimates for QR Energy’s future production volumes are based on, among other things, assumptions of capital expenditure levels and the assumption that market demand and prices for oil and natural gas will continue at levels that allow for economic production of these products. The production, transportation and marketing of oil and natural gas are extremely complex and are subject to disruption due to transportation and processing availability, mechanical failure, human error, weather and numerous other factors. Estimates are based on certain other assumptions, such as well performance, which may vary significantly from QR Energy’s assumptions. Operating costs, which include major maintenance costs, vary in response to changes in prices of services and materials used in the operation of properties and the amount of maintenance required. Operating costs, including taxes, utilities and service company costs, move directionally with increases and decreases in commodity prices and QR Energy cannot fully predict such future commodity prices or operating costs. Capital expenditures are based on current expectations as to the level of capital expenditures that will be justified based upon the other assumptions set forth below as well as expectations about other operating and economic factors not set forth below. The guidance set forth below does not constitute any form of guarantee, assurance or promise that the matters indicated will actually be achieved. Rather, the guidance simply sets forth QR Energy’s best estimate today for these matters. Estimates are based upon current expectations about the future and based upon both stated and unstated assumptions. Actual conditions and assumptions may change over the course of the year.

Based upon current estimates, QR Energy expects the following operating results for the first quarter and full year of 2012:

	1Q 2012	Full Year 2012
Average net daily production (Boed)	13,300 - 13,500	13,200 - 13,400
LOE and workover expenses (per Boe)	$13.00 - $15.00	$13.00 - $15.00
Estimated maintenance capital expenditures ($ millions)	$12.5	$50.0
Estimated total capital expenditures ($ millions)	$20 - $25	$60 - $70

Annual Report on Form 10-K

QR Energy’s financial statements and related footnotes will be available in the 10-K for the year ended December 31, 2011, which QR Energy will file with the SEC today. The 10-K will be available on QR Energy’s Investor Relations website at http://ir.qrenergylp.com or on the SEC website at www.sec.gov.

Webcast and Conference Call

QR Energy will host a webcast and conference call today at 10 a.m. central time to discuss these results.

Interested parties may join the webcast by visiting QR Energy’s Investor Relations website http://ir.qrenergylp.com and clicking on the webcast link or the conference call by dialing (877) 861-4516 or (706) 679-6295 five minutes before the call begins and providing the conference ID 53533715.

The webcast will be available on QR Energy’s Investor Relations website at http://ir.qrenergylp.com for 14 days following the call and a telephonic replay will be available for 7 days following the call by dialing (855) 859-2056 or (404) 537-3406 and providing the conference ID 53533715.

About QR Energy, LP

QR Energy, LP is a publicly traded partnership engaged in the acquisition, production and development of onshore crude oil and natural gas properties in the United States. QR Energy is headquartered in Houston, Texas.  For more information, visit QR Energy’s website at www.qrenergylp.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of federal securities laws. QR Energy believes that its expectations and forecasts are based on reasonable assumptions; however, no assurance can be given that such expectations and forecasts will prove to be correct. A number of factors could cause actual results to differ materially from the expectations and forecasts, anticipated results or other forward-looking information expressed in this press release, including risks and uncertainties regarding future results, capital expenditures, liquidity and financial market conditions, sufficiency of  cash from operations, adverse market conditions and governmental regulations. For a more complete list of these risk factors, please read QR Energy’s filings with the SEC, which are available on QR Energy’s Investor Relations website at http://ir.qrenergylp.com or on the SEC website at www.sec.gov.

Selected Operating Data

	Three months ended	Twelve months ended
	December 31, 2011	December 31, 2011
Production data:
Oil (MBbls)	452	1,766
Natural gas (MMcf)	3,858	17,386
NGLs (MBbls)	155	427
Total production (MBoe)	1,250	5,091
Production by area (Boed):
Permian Basin	7,116	7,218
Ark-La-Tex	4,523	4,706
Mid-Continent	1,484	1,509
Gulf Coast	464	514
Average daily production (Boed)	13,587	13,947
Prices:
Average NYMEX:
Crude oil (per Bbl)	$94.06	$95.11
Natural gas (per Mcf)	$3.48	$4.03
Average realized including commodity derivatives:
Crude Oil (per Bbl) (1)	$95.84	$90.49
Natural gas (per Mcf)	$5.95	$5.67
NGLs (per Bbl)	$55.75	$53.30
Average realized excluding commodity derivatives:
Crude oil (per Bbl)	$93.12	$92.10
Natural gas (per Mcf)	$4.06	$4.80
NGLs (per Bbl)	$55.75	$53.30

(1)	Twelve month data excludes the $83.4 million loss on modification of derivative contracts in the second and third quarters of 2011.

Note: Financial statements for the twelve months ended December 31, 2011 have been recast as if QR Energy had owned assets acquired from Quantum Resources Fund effective October 1, 2011 since its IPO, as the transaction was between entities under common control.  Please see the financial statements and related footnotes in QR Energy’s 10-K, as filed with the SEC.

Reserves

QR Energy had 75.2 MMBoe of estimated proved reserves as of December 31, 2011. Estimated proved reserves were 68% proved developed and 56% liquids. The Standardized Measure of estimated proved reserves was $1.2 billion. Estimates of proved reserves were prepared by Miller and Lents, Ltd., independent reserve engineers.

Standardized Measure is defined as the present value of estimated future net revenue to be generated from the production of estimated proved reserves, determined in accordance with the rules and regulations of the SEC, less future development, production and income tax expenses, and discounted at 10% per annum. Standardized Measure is calculated in accordance with Statement of Financial Accounting Standards No. 69 Disclosures About Oil and Gas Producing Activities, as codified in ASC Topic 932, Extractive Activities — Oil and Gas. Because we are a limited partnership, we are generally not subject to federal or state income taxes and thus make no provision for federal or state income taxes in the calculation of our Standardized Measure. Standardized Measure does not give effect to derivative transactions.

Estimated proved reserves at year end 2011 were calculated using the unweighted arithmetic average first-day-of-the-month closing price for each month of 2011 ($96.19 per Bbl of oil and natural gas liquids and $4.12 per Mcf of natural gas).

Estimated proved reserves at December 31, 2011:	Oil	Natural Gas	NGL	Total
	MBbl	MMcf	MBbl	MBoe

Proved developed	21,458	142,427	6,081	51,277
Proved undeveloped	12,793	56,127	1,762	23,909
Total proved reserves	34,251	198,554	7,843	75,186

Commodity Derivatives

As of March 15, 2012, the notional volumes and prices of QR Energy’s commodity derivative contracts were as follows:

	Crude Oil (NYMEX - WTI)					Natural Gas (NYMEX - Henry Hub)
		Average		Floor	Ceiling		Average		Floor	Ceiling
	Swaps	Price	Collars	Price	Price	Swaps	Price	Collars	Price	Price
Term	Bbls/d	($/Bbl)	Bbls/d	($/Bbl)	($/Bbl)	MMBtu/d	($/MMBtu)	MMBtu/d	($/MMBtu)	($/MMBtu)
2012	4,941	$98.84	-	-	-	30,392	$5.86	2,623	$6.50	$8.60
2013	5,443	$98.44	-	-	-	29,674	$6.07	2,466	$6.50	$8.65
2014	4,511	$97.29	425	$90.00	$106.50	25,907	$6.23	4,966	$5.74	$7.51
2015	2,940	$97.27	1,025	$90.00	$110.00	6,100	$5.52	18,000	$5.00	$7.48
2016	270	$97.63	1,500	$80.00	$102.00	-	-	-	-	-

Consolidated Statements of Operations

	Three months ended	Twelve months ended
	December 31, 2011	December 31, 2011
Revenues:	(In thousands)
Oil sales	$42,089	$162,654
Natural gas sales	15,267	81,232
NGLs sales	6,578	14,017
Processing and other	442	1,965
Total Revenue	$64,376	$259,868
Operating Expenses:
Lease operating expenses	17,685	66,487
Production and other taxes	4,183	17,614
Processing and transportation	992	3,956
Total production expenses	22,860	88,057
Depreciation, depletion and amortization	20,059	78,354
Accretion of asset retirement obligations	669	2,702
General and administrative	9,089	31,666
Total operating expenses	52,677	200,779
Operating income	11,699	59,089
Other income (expense):
Realized gains (losses) on commodity derivative instruments	7,871	(72,053)
Unrealized gains (losses) on commodity derivative instruments	(39,755)	120,478
Interest expense	(6,366)	(45,527)
Total other income (expense), net	(38,250)	2,898
Income before income tax	(26,551)	61,987
Income tax benefit (expense)	84	(850)
Net income (loss)	$(26,467)	$61,137
Net income (loss) per unit	$(0.98)	$0.10
Adjusted EBITDA	$48,659	$181,755
Distributable Cash Flow	$26,318	$108,677

Note: Financial statements for the twelve months ended December 31, 2011 have been recast as if QR Energy had owned assets acquired from Quantum Resources Fund effective October 1, 2011 since its IPO, as the transaction was between entities under common control.  Please see the financial statements and related footnotes in QR Energy’s 10-K, as filed with the SEC. Adjusted EBITDA and Distributable Cash Flow are non-GAAP measures. Please see the definitions of these measures and the reconciliation to the most comparable measures calculated in accordance with GAAP in the “Non-GAAP Reconciliation” section of this press release.

Consolidated Balance Sheet

December 31, 2011
(In thousands)
ASSETS
Current assets:
Total current assets	$86,362
Noncurrent assets:
Total property and equipment, net	895,563
Derivative instruments	70,570
Deferred taxes	290
Deferred financing costs, net	4,279
Total noncurrent assets	970,702
Total assets	$1,057,064

LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
Total current liabilities	$59,944
Noncurrent liabilities:
Long-term debt	500,000
Derivative instruments	16,906
Asset retirement obligations	65,353
Deferred taxes	20
Total noncurrent liabilities	582,279
Partners' capital:
Total partners' capital	414,841
Total liabilities and partners' capital	$1,057,064

Note: December 31, 2011 balance sheet contains the carry over net book value of assets acquired from Quantum Resources Fund effective October 1, 2011.  Please see the financial statements and related footnotes in QR Energy’s 10-K, as filed with the SEC.

Non-GAAP Reconciliation

QR Energy defines Adjusted EBITDA as net income plus interest expense (including realized and unrealized gains and losses on interest rate derivative contracts), unrealized losses on commodity derivative contracts, depletion, depreciation and amortization, accretion of asset retirement obligations, impairments, and general and administrative expenses that are allocated to us in accordance with GAAP in excess of the administrative services fee paid by our general partner and reimbursed by us, less interest income and unrealized gains on commodity derivative contracts.

QR Energy defines Distributable Cash Flow as Adjusted EBITDA less cash interest expense (including realized gains and losses on interest rate derivative contracts), distributions on its preferred units, payments to its general partner in respect of its management incentive fee  and estimated maintenance capital expenditures, the capital required to maintain QR Energy’s production for five years, on average.

QR Energy defines the Distribution Coverage Ratio as the ratio of Distributable Cash Flow per outstanding unit (including subordinated units and general partner units and excluding preferred units) to the actual cash distribution payable per outstanding unit (including subordinated units and general partner units and excluding preferred units). Holders of the preferred units may elect to convert the preferred units into common units at any time after October 3, 2013, or sooner upon QR Energy’s achievement of certain trading price criteria. Please see QR Energy’s 10-K for a more fulsome description of the terms of the preferred units.

Adjusted EBITDA, Distributable Cash Flow and the Distribution Coverage Ratio are used by management of QR Energy to provide additional information related to the performance of QR Energy’s business. Adjusted EBITDA provides information about the cash flow generated by our assets, without regard to financing methods or historical cost basis and the ability of our assets to generate sufficient cash to pay interest costs and support our indebtedness.  Distributable Cash Flow and Distribution Coverage Ratio provide information comparing cash flows generated by us to cash distributions we expect to pay to our common and subordinated unitholders and indicates to investors whether or not we are generating cash flow at a level that can sustain or support an increase in our quarterly distribution rates. In addition, Adjusted EBITDA, Distributable Cash Flow and the Distribution Coverage Ratio are quantitative standards used by external users of our financial statements such as investors, research analysts and others to assess QR Energy’s performance and liquidity without regard to capital structure. Adjusted EBITDA, Distributable Cash Flow and the Distribution Coverage Ratio are not presentations made in accordance with GAAP. Because Adjusted EBITDA, Distributable Cash Flow and the Distribution Coverage Ratio exclude some, but not all, items that affect net income and are defined differently by different companies in our industry, our definitions may not be comparable to similarly titled measures of other companies. Adjusted EBITDA, Distributable Cash Flow and the Distribution Coverage Ratio have important limitations as analytical tools, and you should not consider them in isolation, or as a substitute for net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP.

Three months ended	Twelve months ended
December 31, 2011	December 31, 2011
Reconciliation of net income to Adjusted EBITDA,	(In thousands, except ratios)
Distributable Cash Flow and Distribution Coverage Ratio:
Net income	$(26,467)	$61,137
Plus:
Unrealized loss (gain) on commodity derivative contracts	39,755	(120,478)
Loss on modification of derivative contracts	-	83,399
Depletion, depreciation and amortization	20,059	78,354
Accretion of asset retirement obligations	669	2,702
Interest expense	6,366	45,527
Income tax expense	(84)	850
General and administrative expense in excess of administrative services fee	8,361	30,264
Adjusted EBITDA	$48,659	$181,755

Less:
Cash interest expense	(4,845)	(18,082)
Maintenance capital expenditures (1)	(12,500)	(50,000)
Distributions to preferred unitholders (2)	(3,424)	(3,424)
Management incentive fee earned by GP	(1,572)	(1,572)
Distributable Cash Flow (3)	$26,318	$108,677

Distributions to unitholders (other than holders of preferred units)	$17,121	$61,539
Distribution Coverage Ratio	1.5	x	1.8	x

(1)	Maintenance capital expenditures are those needed on average to maintain production over a five-year period.
(2)
Preferred units receive a $0.21 quarterly cash distribution through December 31, 2014. Thereafter, the preferred units will receive a quarterly cash distribution equal to the greater of $0.475 per unit or the cash distribution payable on common units for such quarter. The aggregate distributions to preferred unitholders on an annualized basis for 2011 would have been $14.0MM. Including the effect of these distributions and four quarters of the management incentive fee earned by the GP, the twelve- month Distribution Coverage Ratio would have been approximately 1.5x.

(3)	Prior to any retained cash reserves established by QR Energy's general partner's board of directors.

Note: Financial statements for the twelve months ended December 31, 2011 have been recast as if QR Energy had owned assets acquired from Quantum Resources Fund effective October 1, 2011 since its IPO, as the transaction was between entities under common control.  Please see the financial statements and related footnotes in QR Energy’s 10-K, as filed with the SEC.

Investor Contacts:

Taylor B. Miele
Investor Relations Specialist
(713) 452-2990

Cedric W. Burgher
Chief Financial Officer
(713) 452-2200